Mass Hysteria Entertainment Co., Inc.

5555 Melrose Avenue
Swanson Building, Suite 400
Hollywood, CA 90038

October 28, 2009

United States Securities and Exchange Commission
Attn: Ta Tanisha Meadows
Mail Stop 3561
100 F St. NE
Washington, D.C. 20549

Re:	Mass Hysteria Entertainment Co., Inc.
Item 4.01 Form 8-K
Filed October 13, 2009
File No.0-53739

Dear Ms. Meadows:

We represent Mass Hysteria Entertainment Co., Inc. (the “Company”).  We are in receipt of your letter dated October 16, 2009 regarding the above referenced filing and the following is our response:

Item 4.01 Form 8-K Filed October 13, 2009

1.	We show your file number as 0-53739 rather than 333-146517 as disclosed on the cover page. Please advise.

Response:  We have updated the cover page with the corrected file number as 000-53739.

2.	We note that you were formerly known as Michael Lambert, Inc. Please clarify your disclosure on paragraph (a)(iii) in that regard.

Response:  We have clarified the disclosure in paragraph (a)(iii) to disclose that Mass Hysteria was formerly named Michael Lambert, Inc. and changed its name to Mass Hysteria Entertainment Company, Inc.

3.
Please revise your disclosure regarding the period during which there were no disagreements with Malone & Bailey.  This period should be the two most recent fiscal years and any subsequent interim period preceding the date of dismissal on September 29, 2009.  Refer to paragraph (a)(1)(iv) of Item 304 of Regulations S-K.

Response:  Please note we have revised the disclosure in paragraph (a)(iv) to state that for the two most recent fiscal years and any subsequent period preceding September 29, 2009, there were no disagreements with Malone & Bailey.

4.	Please disclose the date you actually engaged dbbm in paragraph (b)(i). Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

Response:  Please note that in paragraph (b)(i) we have disclosed that dbbm was actually engaged by the Company on September 29, 2009.

5.
Please revise your disclosure regarding the period during which there was no consultation with dbbm.  This period should include the two most recent fiscal years and the subsequent interim period through the date of engagement.  Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

Response:  Please note we have revised our disclosure to state that during the two most recent fiscal years and the subsequent interim period prior to September 29, 2009, we did not consult with dbbm.

6.
Please note that you are required to file a letter from the former accountant stating whether the firm agrees with the statements made in an amendment to the filing in response to our comments and, if not, stating the respects on which the firm does not agree.  Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Response:  Please note we have attached the required letter from the former accountant as an exhibit to the amended Form 8-K stating whether or not the firm agrees with the statements made in an amendment to the filing in response to the SEC comments.

Further the company acknowledges that:

▪	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Mass Hysteria Entertainment Co., Inc.

By: /s/ Daniel Grodnik
     Daniel Grodnik